भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
बँक भवन,
कामा मार्ग,
00 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SUPPL

07022912

Letter No.CO/S&B/SKT/2007/ Date: 20.04.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT: CLAUSE 36

RAISING OF UNSECURED AND RATED RUPEE INNOVATIVE PERPETUAL DEBT INSTRUMENTS/UPPER TIER II/LOWER TIER II SUBORDINATED DEBT BONDS NOT EXCEEDING Rs. 10,000 CRORES

We enclose for your information a copy of our letter No.CO/S&B/SKT/967 dated the 20.04.2007 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

PROCESSED
APR 30 2007
THOMSON
FINANCIAL

RECEIVED
2007 APR 25 A 9:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

* हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखें.*

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No.CO/S&B/SKT/2007/967 Date: 20.04.2007

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
RAISING OF UNSECURED AND RATED RUPEE INNOVATIVE PERPETUAL DEBT INSTRUMENTS/UPPER TIER II/LOWER TIER II SUBORDINATED DEBT BONDS NOT EXCEEDING Rs. 10,000 CRORES

In terms of Clause 36 of the Listing Agreement, we advise that the Bank's Executive committee of the Central Board (ECCB) has approved the following:

- To utilize the balance amount of Rs.1285 crs available out of Rs.5000 crs approved in FY 2006-07, during FY: 2007-08, in tranches, for raising Upper /Lower Tier II Subordinated Debt.

- Raising unsecured and rated rupee Innovative Perpetual Debt Instruments/Upper Tier II/Lower Tier II Subordinated Debt by way of bonds and/or any other capital instruments that RBI may permit from time to time, not exceeding Rs. 10,000 crs during FY: 2007-08, in tranches, with a minimum maturity of over 60 months as per RBI guidelines, through structured deals or by private placement or book building process.

Yours faithfully,

General Manager
(Shares & Bonds)

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

CO/S&B/SKT/2007/ 09-04-2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/856 dated the April 09, 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

CO/S&B/SKT/2007/ 856 09-04-2007

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st March, 2007 in the new format. We also enclose a soft copy of the same and we have emailed the statement as well. In this connection, we advise that only the following entities have shareholding of more than 1% of our equity.

Details of Shareholding of entities/ persons holding more than 1% of SBI Equity		
	No. of Shares held	% of Shares in total Equity
Reserve Bank of India	31,43,39,200	59.73
Financial Institutions: 1. Life Insurance Corporation of India	2,14,65,145	4.08
FIIs: 1. CLSA Merchant Bankers Ltd., A/c (Mauritius) Ltd., 2. BMF-Bank Bees-Investment A/c	1,30,87,524 74,53,758	2.49 1.42
Others (GDRs) 1. The Bank of New York (As depository for GDRs)	4,14,54,618	7.88
/Total Holding of FIIs/NRIs/GDRs	10,43,54,225	19.83

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

S.B.I. C.O. Mumbai S & B Dept.

FILE NO. 82.4524

Statement Showing Shareholding Pattern

	Name of the Company :					
	Scrip Code :	SBI		Quarter Ended :	31.03.2007	
Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family				0.00	0.00
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate				0.00	0.00
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify) RBI	1	314339200	0	64.83	59.73
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**1**	**314339200**	**0**	**64.83**	**59.73**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**1**	**314339200**	**0**	**64.83**	**59.73**
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	187	30207313	30178133	6.23	5.74
(b)	Financial Institutions/ Banks	95	22185487	22170747	4.58	4.22
(c)	Central Government/ State Government(s)	9	6269249	6167617	1.29	1.19
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	7	5558106	5558006	1.15	1.06
(f)	Foreign Institutional Investors	217	62617825	62511049	12.92	11.90
(g)	Foreign Venture Capital investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**515**	**126837980**	**126585552**	**26.16**	**24.10**
B 2	**Non-institutions**					
(a)	Bodies Corporate	3901	12031978	11907231	2.48	1.81
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	520088	28992416	15141443	5.98	5.51
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	32	2360904	2347217	0.49	0.47
(c)	Any Other (specify)					
(c-i)	Non-Residents	2244	281782	255333	0.06	0.05
(c-ii)	General Others	0	0	0	0.00	0.00
	Sub-Total (B)(2)	**526265**	**43667080**	**29651224**	**9.01**	**7.84**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**526780**	**170505060**	**156236776**	**35.17**	**32.41**
	TOTAL (A)+(B)	**526781**	**484844260**	**156236776**		**92.13636712**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	**41454618**	**41454618**	**7.88**	**7.88**
	GRAND TOTAL (A)+(B)+(C)	**526782**	**526298878**	**197691394**		**100**

S.B.I. C.C. Mumbai S & B Deptt.

(II)(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	20727309	41454618	7.88
2				0.00
3				0.00
4				0.00
5				0.00
6				0.00
7				0.00
8				0.00
9				0.00
TOTAL		20727309	41454618	7.88

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	GDR	41454618	7.88
2				
3				
4				
5				
6				
7				
8				
9				
TOTAL			41454618	7.88

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Life Insurance Corporation Of India	21465145	4.08
2	CLSA Merchant Bankers Ltd A/C clsa (Mauritius)	13087524	2.49
3	BMF-BANK BEES-INVESTMENT A/C	7453758	1.42
5			
6			
7			
8			
9			
10			
TOTAL		42006427	7.98

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Reserve Bank of India	314339200	59.73
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
11			0.00
TOTAL		314339200	59.73

S.B.I. C.C. Mumbai S & B Deptt.

(I)(d) <u>Statement showing details of locked-in shares</u>

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	N / A		0.00
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
TOTAL		0	0.00

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

NO:CO/S&B/SKT/Listing/2007 10-04-2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/884 dated the April 10, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

श्रेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

No:CO/S&B/SKT/Listing/2007/884 10-04-2007

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 7th April, 2007 issued by M/s Batliboi & Purohit., Chartered Accountants for the quarter ended 31-03-2007, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) The total of the shares held in NSDL, CDSL and in the physical form tally with the issued/paid-up capital.

a) Total equity shares held in physical form	32,86,07,484
b) Total equity shares held in dematerialized form	19,76,91,394
TOTAL	**52,62,98,878**

ii) The Register of Members (RoM) is updated.

iii) There are no changes in Share Capital (due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter ended 31st March, 2007.

iv) During the quarter January to March 2007, dematerialized requests have been confirmed within 21 days to NSDL/CDSL.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

BATLIBOI & PUROHIT

Chartered Accountants

NATIONAL INSURANCE BUILDING,
204, DADABHOY NAOROJI ROAD,
FORT, MUMBAI - 400 001.

Telegrames : "ORGANISERS"
Telephone : 22077941 / 42
Fax : 91-22-22074260
E-mail : info@batliboipurohit.com
Website : www.batliboipurohit.com

FILE NO. 82.4524

Ref. No. 18 / B&P /2007-08

7th April, 2007

The General Manager (Shares & Bonds),
STATE BANK OF INDIA,
Shares & Bonds Department, Corporate Centre,
8th floor, State Bank Bhavan,
Madame Cama Road, Nariman Point,
Mumbai - 400 021

Dear Sir,

Kind Attn. Mr. Raman

Sub: SBI Equity Shares – Share Compliance Audit.

Pursuant to your letter No. SBI/S&B/BTY/2007 dated 5th April, 2007, we have now completed Share Compliance Audit for the quarter ended 31st March, 2007 and have pleasure in submitting the same. The Report is as per SBI and SEBI guidelines, the details of which are as per prescribed format. We are enclosing herewith three copies of our report for your kind information and necessary action.

Thanking you,

Yours faithfully,
For BATLIBOI & PUROHIT,
Chartered Accountants

(R.D.Hangekar)
Partner

S.B.I. C.C. Mumbai S & B Deptt.

STATE BANK OF INDIA

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity Shares issued by State Bank of India held in physical and dematerialized form as at 31st March, 2007. The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Limited and dematerialized shares data has been downloaded from CDSL and NSDL.. The details as required by Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 are provided as under:

1.	For the quarter ended	:	31st March, 2007
2.	ISIN	:	INE062 A01012
3.	Face Value	:	Rs. 10/-
4.	Name of the Company	:	State Bank of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
6.	Correspondence Address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos.	:	22883888 / 22855348
8.	E-mail address	:	gm.snb@sbimail.co.in
9.	Names of the Stock Exchange where the company's securities are listed.	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE
10.	Issued Capital	:	Number of shares : 52,62,98,878 % of total listed Capital : 100 %

11.	Listed Capital (Exchange-wise) (as per company records)	:	Number of shares % of total listed Capital	:	52,62,98,878 100 %
12.	Held in dematerialized form in CDSL	:	Number of shares % of total listed Capital	:	4,53,75,136 8.62 %
13.	Held in dematerialized form in NSDL	:	Number of shares % of total listed Capital	:	15,23,16,258 28.94 %
14.	Physical	:	Number of shares % of total listed Capital	:	32,86,07,484 62.44 %
15.	Total No. of shares (12 + 13 + 14)	:	52,62,98,878		
16.	Reasons for difference if any, between (10 & 11) – (10 & 15) (11 & 15)	:	Not Applicable		
17.	Certifying the details of changes in share capital during the quarter under consideration as per table below:				

Particulars	No. of Shares	Applied / Not applied for listing	Listed on stock Exchanges (specify names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pencing for SE (Specify names)
Not Applicable						

*** Rights, Bonus, Preferential Issue, ESOPs , Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

S.B.I. C Mumbai S & B Deptt.

18.	Register of members is updated (Yes / No). If yes updated upto which date	:	Yes. 31st March, 2007
19.	Reference of previous quarter with regards to excess Dematerialized Shares, if any	:	Nil
20	Has the company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	:	Not applicable
21.	Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests ending beyond 21 days with the reasons for delay. Based on test check, we have observed that during this quarter all demat requests have been processed within 21 days.	:	Not applicable

Total No. of demat requests confirmed after 21 days	No. of requests	No. of shares	Reasons for delay
Pending for more than 21 days	Not applicable	Not applicable	Not applicable

22.	Name, telephone & fax No. of the Compliance Officer of the Company	:	Mr. S.K. Nath, CGM Accounts & Compliance Tel. No. 22883888
23.	Name, address, Tel. & Fax No., Registration No. of the certifying CA/CS	:	M/s. Batliboi & Purohit, Chartered Accountants, National Insurance Bldg., 204, D.N. Road, Fort, Mumbai 400 001. 22077941 / 42 Fax No. 22074260 Reg. No. 101048 W

S.B.I. S & B Deptt.

24.	Appointment of common agency for share registry work	:	Datamatics Financial Software Services Ltd., Plot No. A-16/17, Part B Cross Lane, MIDC Marol, Andheri (East), Mumbai 400 093.
25.	Any other details that the CA / CS may like to provide (eg. BIFR Company, delisting from SE	:	Nil

For Batliboi & Purohit,
Chartered Accountants,

(R.D. Hangekar)
Partner
Membership No. 30615

Place : Mumbai
Dated: 07.04.2007

S.B.I. C.C. Mumbai B & B Deptt.

END